

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

John Celebi
President and Chief Executive Officer
Sensei Biotherapeutics, Inc.
1405 Research Blvd, Suite 125
Rockville, MD 20850

>   **Re: Sensei Biotherapeutics, Inc.**
>   **Amendment No. 1 Draft Registration Statement on Form S-1**
>   **Submitted December 22, 2020**
>   **CIK No. 0001829802**

Dear Mr. Celebi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 22, 2020

Prospectus Summary
Company Overview, page 1

1.   We note your response to our prior comment 2. Please also revise the discussion of clinical trials in the Government Regulation section starting on page 118 to describe a Phase 1/2 trial specifically and distinguish it from the process of progressing through Phase 1, Phase 2 and then Phase 3.

General

2.   We note your response to our prior comment 16 and continue to note statements on the company's website relating to safety, efficacy, and FDA feedback that are inconsistent

with your response to our previous comments and the amendments made to the prospectus. Please advise us whether the company plans to revise its website for consistency or if not, explain why you believe this is appropriate.

 You may contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael E. Tenta, Esq.